FORM U-12(I)-B (THREE-YEAR STATEMENT)

                        SECURITIES AND EXCHANGE COMMISSION
                                 WASHINGTON, D.C.

                           Three-Year Period Ending 1998

                       FORM U-12(I)-B (Three-Year Statement)

STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF
  1935 BY A PERSON REGULARLY EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE EXPENSES AS SPECIFIED IN RULE U-71(b).

  (To be filed in DUPLICATE.  If acknowledgement is desired, file in triplicate)

                (SEE INSTRUCTIONS ON BACK OF THIS FORM)

1.NAME AND BUSINESS ADDRESS OF PERSON FILING STATEMENT.

  Frank P. Sabatino, Vice President - Wholesale Marketing
  Northeast Utilities Service Company
  P.O. Box 270, Hartford, Connecticut 06141-0270

2.NAME AND BUSINESS ADDRESSES OF ANY PERSONS THROUGH WHOM THE UNDERSIGNED
    PROPOSES TO ACT IN MATTERS INCLUDED WITHIN THE EXEMPTION PROVIDED BY PARAGRAPH (B) OF RULE U-71.

  None.

3.REGISTERED HOLDING COMPANIES AND SUBSIDIARY COMPANIES BY WHICH THE UNDERSIGNED
    IS REGULARLY EMPLOYED OR RETAINED.

  Northeast Utilities Service Company, a subsidiary of Northeast Utilities. The Northeast Utilities Service Company provides services for Northeast Utilities and its subsidiaries.

4.POSITION OR RELATIONSHIP IN WHICH THE UNDERSIGNED IS EMPLOYED OR RETAINED BY
    EACH OF THE COMPANIES NAMED IN ITEM 3, AND BRIEF DESCRIPTION OF NATURE OF SERVICES TO BE RENDERED IN EACH SUCH POSITION OR RELATIONSHIP.

  The undersigned is Vice President - Wholesale Marketing of Northeast Utilities Service Company. He will represent Northeast Utilities system companies, as and when appropriate, in connection with the issuance of securities, rate matters, affiliations, acquisitions and dispositions, the licensing of hydroelectric projects, and other matters before the Securities and Exchange Commission, the Department of Energy and Congress or some of such bodies.

 5.(A) COMPENSATION RECEIVED DURING THE CURRENT YEAR AND ESTIMATED TO BE
  RECEIVED OVER THE NEXT TWO CALENDAR YEARS BY THE UNDERSIGNED OR OTHERS, DIRECTLY OR INDIRECTLY, FOR SERVICES RENDERED BY THE UNDERSIGNED, FROM EACH OF THE COMPANIES DESIGNATED IN ITEM 3. (USE COLUMN (A) AS SUPPLEMENTARY STATEMENT ONLY.)
                                                                   Person or
                                                                 company from
                                                                 whom received
                         Salary or other compensation              or to be
  Name of recipient                                                received
                                            to be received
                              (a)                (b)
  Frank P. Sabatino     To be included     To be included    Northeast Utilities
                        in supplemental    in supplemental   Service Company
                         statement.         statement.


             (b)    Basis for compensation if other than salary.

6. (TO BE ANSWERED IN SUPPLEMENTARY STATEMENT ONLY. SEE INSTRUCTIONS.) EXPENSES INCURRED BY THE UNDERSIGNED OR ANY PERSON NAMED IN ITEM 2, ABOVE, DURING THE CALENDAR YEAR IN CONNECTION WITH THE ACTIVITIES DESCRIBED IN ITEM 4, ABOVE, AND THE SOURCE OR SOURCES OF REIMBURSEMENT FOR SAME.

          (a)  Total amount of routine expenses charged to client:$        None
          (b)  Itemized list of all other expenses:   No other expenses.


  Date   January 24, 1996          (Signed) /s/ Frank P. Sabatino